250 WEST 55TH STREET NEW YORK, NY 10019-9601 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM
morrison & foerster llp

beijing, berlin, brussels,
denver, hong kong, london,
los angeles, new york,
northern virginia, palo alto,
san diego, san francisco, shanghai,
singapore, tokyo, washington, d.c.

Writer’s Direct Contact

(212) 336.4177
BBerman@mofo.com

September 1, 2016

Via E-mail

Edward P. Bartz
 United States Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
 Washington, D.C. 20549

Re:	ALAIA Market Linked Trust Amendment No. 2 to Registration Statement on Form S-6 Filed September 1, 2016 File Nos.: 333-206756 and 811-23095

Dear Mr. Bartz:

On behalf of our client, ALAIA Market Linked Trust (“ALAIA Trust”), we are concurrently herewith submitting to the Securities and Exchange Commission (the “Commission”) Pre-effective Amendment No. 2 to the above-referenced registration statement (referred to herein for ease of reference as the “Amendment”).  The Amendment incorporates responses to the comments discussed with the Staff in various telephone conversations.  The Amendment has been updated to include all information that is available prior to ALAIA Trust purchasing the listed options and US Treasury securities to fund Series 1-1.

ALAIA Trust requests confirmation from the Staff that:

(1)	Any subsequent registration statement on Form S-6 for future series of ALAIA Trust investing in listed options, which performance is based on the performance of an exchange-traded fund reference asset (“ETF”) different from the ETF referenced in the Amendment, may be deemed effective pursuant to and in compliance with Rule 487 under the Securities Act; and

(2)	Any subsequent registration statement on Form S-6 for future series of ALAIA Trust investing in listed options, which performance is based on the performance of an equity index reference asset instead of the ETF referenced in the Amendment, may be deemed effective pursuant to and in compliance with Rule 487 under the Securities Act.

Edward P. Bartz
U.S. Securities and Exchange Commission
September 1, 2016

************

We appreciate the Staff’s time and attention to the Amendment.  Please call with any questions.

Sincerely,

/s/ Bradley Berman

Bradley Berman

cc:           Oscar Loynaz
Paul Koo
Vincent Iannuzzi
Donna Fiorini
Anna T. Pinedo
Kelley A. Howes
Matthew J. Kutner